Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367
818-676-6000
800-291-6911
www.healthnet.com

September 27, 2013

VIA EDGAR CORRESPONDENCE

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Health Net, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed July 29, 2013
File No. 001-12718

Dear Mr. Rosenberg:

We are responding to the comment letter dated September 13, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the above-referenced filings. Pursuant to our discussion today with Christine Allen Torney, Staff Accountant, we hereby confirm that Health Net, Inc. (the “Company”) intends to provide the Staff with the Company’s response to the Staff’s comments on or before October 11, 2013.

If you have any questions or comments with regard to this response or other matters, please call me at (818) 676-6000.

Sincerely,

Health Net, Inc.

/s/ Joseph C. Capezza

Joseph C. Capezza
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Christine Allen Torney, the Commission
Mary Mast, the Commission
Angelee F. Bouchard, the Company
Marie Montgomery, the Company